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                          May 13, 2022

       Daniel J. Hicklin
       President and Chief Executive Officer
       Werewolf Therapeutics, Inc.
       1030 Massachusetts Avenue, Suite 210
       Cambridge, MA 02138

                                                        Re: Werewolf
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2022
                                                            File No. 333-264844

       Dear Dr. Hicklin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rosemary G. Reilly,
Esq.